UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-37976

Southwest Gas Holdings, Inc.

(Exact name of registrant as specified in its charter)

8360 S. Durango Drive,

Las Vegas, Nevada 76102

(702) 876-7237

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Preferred Stock Purchase Rights (1)

(Title of each class of securities covered by this Form)

Common Stock, $1 par value

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: None

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, Southwest Gas Holdings, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: January 13, 2023	By:	/s/ Thomas E. Moran
	Name:	Thomas E. Moran
	Title:	Vice President, General Counsel and Corporate
Secretary

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 and 15d-22 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.

(1)

The Preferred Stock Purchase Rights (the “Rights”) expired on October 9, 2022 pursuant to the terms of that certain Rights Agreement, dated as of October 10, 2021, by and between Southwest Gas Holdings, Inc. (the “Company”) and Equiniti Trust Company, as Rights Agent. The Company initially filed a Form 8-A to register the Rights on October 12, 2021.